EXHIBIT 99.4

Notice to LSE

Block Listing
9 May 2023

Rio Tinto plc (the "Company") has made an application to the Financial Conduct Authority and the London Stock Exchange for the block listing of 35,000 ordinary shares of 10 pence each in the Company to be admitted to the Official List and to be traded on the Main Market of the London Stock Exchange.
The shares will be issued pursuant to the rules of the Company's Global Employee Share Plan and will rank pari passu with the Company's existing issued shares.
It is expected that admission will be effective on 12 May 2023.

LEI: 213800YOEO5OQ72G2R82

Classification: 3.1 Additional regulated information required to be disclosed under the laws of a Member State

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Contacts
Please direct all enquiries to media.enquiries@riotinto.com

Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493	Media Relations, Australia Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Alyesha Anderson M +61 434 868 118	Media Relations, Americas Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293
Investor Relations, United Kingdom Menno Sanderse M +44 7825 195 178 David Ovington M +44 7920 010 978 Danielle Smith M +44 7788 190 672	Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404
This announcement is authorised for release to the market by Steve Allen, Rio Tinto’s Group Company Secretary.

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